Mail Stop 4561

October 10, 2007

Mr. G. Kennedy Thompson
Chairman, President,
Chief Executive Officer and Director
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0013

> **Re:** **Wachovia Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**

Dear Mr. Thompson:

We have reviewed your response dated August 21, 2007 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

1. We note your response to comments 1 and 2 of our letter dated August 15, 2007, regarding the sensitivity analysis used to prospectively test effectiveness of fair value hedges. Please tell us:
   - if the hedges are defined as being based over a shorter period (i.e., three months) or a longer period;
   - how you consider differences between the tenor of the hedging instrument and the hedged item (e.g., 5 year swap hedging 10 year debt).

2. Additionally, we note that the interest rate stresses used should be developed

based on realistic interest rate changes that could occur during the remaining hedge relationship. As a result, depending on the length of the remaining hedge relationship, the interest rate stresses used for each hedging relationship may be different. The stresses used should be reassessed on a regular basis to ensure the stresses are reasonable based on current and future expected market conditions and remaining time to maturity.

3. Please confirm that the passage of time of the interest rate swap is recorded directly to earnings in the case of your fair value hedging relationships. If the passage of time of the swap is factored out of the Dollar Value Offset retrospective assessment, please tell us how you determined such treatment is acceptable under GAAP.

4. Please tell us if DIG Issue G2 is applied to situations where the gross purchase of the product with the derivative itself does not occur. Specifically, please tell us whether there are any circumstances where the product is actually purchased in the market and the derivative is net settled.

5. Within the context of your hedged forecasted transactions, tell us if the aggregation criteria specified in your hedge documentation is defined based on discrete product types within an interest rate maturity or based on all product types within an interest rate maturity.

6. With regard to your rollover cash flow hedging strategies using the first payments approach, please tell us how you considered the specificity requirement for derivatives that are terminated or expired. Specifically, tell us:
   - how you determined the movement up of the subsequent derivatives meets the requirements of FAS 133;
   - if you "lock in" derivatives to certain forecasted transaction types or if the derivatives are prioritized each quarter to minimize ineffectiveness; and
   - if your policy would allow a one-month swap to hedge one product in one period and another product in a different period. If so, is this treated as a de-designation?

7. Please tell us if you de-designate and re-designate a hedge when the forecasted transaction does not occur or there is a need for a new product.

8. Please tell us if you have incurred situations where future forecasts resulted in a decrease in the hedged forecasted transactions and if so, did you de-designate the respective hedge.

9. Please tell us how you consider differences in payment dates when determining and calculating ineffectiveness under Method 2 of DIG Issue G-7.

10. We note the Hedge Strategy Documentation Change Control Summary List included in your Cash Flow Hedge Documentation (Appendix A). Please tell us the nature of the changes made and whether any of these changes were considered de-designations.

11. Please tell us whether you have any hedging relationships where you are hedging interest rate risk for the forecasted issuances of deposit products arising from a rollover strategy, consistent with the strategy outlined in DIG Issue G19 and G26. Specifically, tell us whether this strategy is applied to any deposit products, such as money market accounts or sweep accounts. If so, please tell us how you concluded that these products qualified for benchmark interest rate hedging given the restriction in paragraph 29(h) of SFAS 133. Please tell us whether the application of hedge accounting to these instruments was material to your results of operations for the quarter ended June 30, 2007.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief